October 17, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mara L. Ransom

Re:                             Equitrans Midstream Corporation

Amendment No. 1 to Registration Statement on Form 10-12B

Filed September 25, 2018

File No. 1-38629

Ladies and Gentlemen:

Set forth below are the responses of Equitrans Midstream Corporation (the Company) to the comments contained in the letter from the staff (the Staff) of the Securities and Exchange Commission (SEC), dated October 12, 2018, with respect to the above-captioned filing.

This letter and Amendment No. 2 (Amendment No. 2) to the Company’s Registration Statement on Form 10 (the Registration Statement) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 2 marked to indicate changes from the version of the Registration Statement filed on September 25, 2018.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter.  The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request.  All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the Information Statement) in the marked version of Amendment No. 2.

Exhibit 99.1

Questions and Answers about the Separation and Distribution, page 1

1.                                      We partially reissue comment 2. Here or in your Summary, please disclose the amount of the distribution and cash settlement to be paid to EQT and how you arrived at the amount of the distribution.

Response:  The Registration Statement has been revised in response to the Staff’s comment.  Please see page 25 of the Information Statement.

[Signature page follows]

If you have any questions with respect to the foregoing responses or require further information, please contact Jimmi Sue Smith, Chief Accounting Officer of EQT Corporation, at 412-553-5773 or at jssmith@eqt.com.

Very truly yours,

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ Thomas F. Karam
Thomas F. Karam
President and Chief Executive Officer

cc:                                Jimmi Sue Smith, EQT Corporation

Robert J. McNally, EQT Corporation

Victor Goldfeld, Wachtell, Lipton, Rosen & Katz